
02005033

ØS 2-27-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

, STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 50625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New Vernon Securities, L.L. C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gatehall Drive
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Christopherson (973) 644-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Fischer & Company, P.A.
(Name — *if individual, state last, first, middle name*)

65 Madison Avenue, P.O. Box 2138	Morristown	New Jersey	07962-2138
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02
S.S

OATH OR AFFIRMATION

I, Paul Christopherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Vernon Securities, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



VAISHALI B. PATEL
NOTARY PUBLIC STATE OF NEW JERSEY
My Commission Expires May 14, 2003

2/22/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW VERNON SECURITIES, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NEW VERNON SECURITIES, L.L.C.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Contents

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

We have audited the accompanying statement of financial condition of New Vernon Securities, L.L.C. as of December 31, 2001 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of New Vernon Securities, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Vernon Securities, L.L.C. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Fischer & Company, P.A.

Morristown, New Jersey
January 25, 2002

NEW VERNON SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash (note 2)	$	189,417
Restricted cash (notes 2 and 7)		18,463
Commission receivable from clearing agents (note 2)		121,358
Investment in The Nasdaq Stock Market, Inc. (note 3)		74,100
Total assets	$	403,338

Liabilities and Member's Equity

Liabilities		
Accounts payable to non-customers	$	6,830
Total liabilities		6,830
Commitments and contingency (notes 4, 5 and 9)		
Member's equity (note 5)		396,508
Total liabilities and member's equity	$	403,338

The accompanying notes are an integral part of the financial statement.

NEW VERNON SECURITIES, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Institutional commissions, net of clearing agent fees (notes 4, 6, and 8)	$ 1,579,877
Other commissions (note 7)	18,463
Total revenues	1,598,340
Expenses	
Management fees – affiliate (note 6)	394,969
Professional fees	30,823
Regulation fees and costs	2,468
Licenses and permits	4,480
Bad debt expense	10,312
Insurance	632
Fines (note 9)	8,000
Total expenses	451,684
Income from operations	1,146,656
Other income	
Interest income – escrow deposit	2,945
Interest income – other	281
Total other income	3,226
Net income	$ 1,149,882

The accompanying notes are an integral part of the financial statement.

NEW VERNON SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	New Vernon Associates, Inc.
Member's equity - beginning	$ 391,972
Net income	1,149,882
Capital distributions	(1,145,346)
Member's equity - ending	$ 396,508

The accompanying notes are an integral part of the financial statement.

NEW VERNON SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 1,149,882
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commission receivable from clearing agents	72,730
Accounts payable to non-customers	(222)
Total adjustments to net income	72,508
Net cash provided by operating activities	1,222,390
Cash flows from financing activities:	
Capital distributions	(1,145,346)
Net cash used in financing activities	(1,145,346)
Net increase in cash	77,044
Cash - beginning	130,836
Cash - ending	$ 207,880

Summary of cash accounts:

Cash	$ 189,417
Restricted cash	18,463
	$ 207,880

The accompanying notes are an integral part of the financial statement.

NEW VERNON SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Organization and Nature of Operations

New Vernon Securities, L.L.C. ("NVS"), a single member limited liability company, was organized on October 21, 1997 in the state of New Jersey and began operations during 1998. NVS is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NVS serves as an introducing broker on behalf of institutional clients of its affiliated investment advisor and its parent, New Vernon Associates, Inc. ("NVA"), which owns 100% of NVS. NVS works with NVA's clients utilizing various brokers and dealers to execute securities transactions recommended by NVA. As an introducing broker, NVS receives fees and/or commissions from broker-dealers who execute trades for introduced customers. NVS is also utilized by NVA to distribute proprietary research reports and analyses prepared by NVA to clients and executing broker-dealers and receives commissions from such executing broker-dealers for trades resulting from such research.

NVS does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

On November 28, 2001, NVS submitted an application to the NASD to include the business of providing underwriting activities. On December 21, 2001, NASD responded to the application by requesting additional information. On January 21, 2002, NVS sent the additional required information to NASD and is currently waiting for its response.

2. Summary of Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b. Commission Receivables from Clearing Agents

Commission receivables from its three (3) clearing agents for securities transactions that have not reached their contractual settlement date are recorded net of the amounts owed to the clearing agents on the statement of financial condition.

c. Investment in The Nasdaq Stock Market, Inc.

The investment is valued at cost since market prices are not available as it is not traded on national exchanges.

d. Revenues

Institutional commission revenue is recorded on a trade-date basis as securities transactions occur.

Other commissions relating to initial public offerings are recorded when earned.

NEW VERNON SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

2. Summary of Significant Accounting Policies (Continued)

e. Income Taxes

NVS is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

f. Concentration of Credit Risk

NVS places its cash with three (3) financial institutions located in New Jersey. During 2001, cash balances at one (1) of the institutions exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $100,000 per financial institution. NVS has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risk on cash.

The cash held by NVS as of December 31, 2001 includes $7,836 in money market funds.

3. Investment in The Nasdaq Stock Market, Inc.

In March 2000 ("Phase I"), NVS purchased 300 warrants at $11 per warrant and in December 2000 ("Phase II") purchased 3,200 warrants at $14 per warrant and 2,000 shares of common stock at $13 per share issued by The Nasdaq Stock Market, Inc. ("Nasdaq") in connection with the Nasdaq's recapitalization of its ownership. The warrants and common stock were offered to investors drawn from the NASD's membership, Nasdaq market participants, Nasdaq issuers, institutional investors and strategic partners. The purchase price was based upon fairness opinions received by NASD from J.P. Morgan Securities, Inc.

Each warrant entitles the owner to purchase four (4) shares of Nasdaq common stock, exercisable in four (4) annual tranches with one (1) share of common stock available for purchase in each tranche. The exercise price of the warrant for each share of common stock is $13 in tranche one, $14 in tranche two, $15 in tranche three and $16 in tranche four. The first tranche is not exercisable until June 28, 2002. The warrants expire if not exercised within one year of their initial exercise date.

4. Agreements with Clearing Agents

NVS has entered into agreements with three (3) clearing agents, who carry the cash and margin accounts and clear transactions for NVS's customers. NVS determines the amount of the commissions to be charged by the clearing agents to NVS's customers. These commissions are collected by the clearing agents who remit all collections to NVS after deducting their own fees. The total fees deducted by the clearing agents during 2001 was approximately $583,000. The agreements may be terminated by either party without cause upon ninety (90) days written notice.

One (1) of the clearing agents required NVS to establish an escrow deposit of $50,000 which is grouped with cash on the statement of financial condition. NVS will be penalized for reasonable and documentable deconversion related expenses if it terminates the agreement.

5. Net Capital Requirements

NVS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001, the Company had net capital of $301,789 as defined in Rule 15c3-1, which was $251,789 in excess of its required net capital of $50,000. NVS's net capital ratio was .023 to 1.

NEW VERNON SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

6. Related Party Transactions

Effective January 1, 1999, NVS entered into a management agreement with NVA. The agreement provides for NVS to pay 25% of its institutional revenue to NVA as management fees. During 2001, NVS incurred management fees to NVA of $394,969.

Management of NVS has established a policy of distributing cash at its discretion to NVA as long as such distributions do not bring NVS below its required capital.

7. Other Commissions

During 2001, NVS earned commissions of $18,463 in connection with one (1) initial public offering. This amount has been classified as restricted cash on the statement of financial condition as of December 31, 2001 since NVS does not have access to the funds until the offering is complete.

8. Major Customers/Clearing Agents

During 2001, NVS received 100% of its institutional commission revenues from its customers through three (3) clearing agents.

9. Other

As a result of disciplinary actions by the NASD, NVS incurred fines of $8,000 in 2001.

NEW VERNON SECURITIES, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

NEW VERNON SECURITIES, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE I
DECEMBER 31, 2001

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934:

Total members' equity:	$	396,508
Deductions and/or charges:		
Non-allowable assets:		
Commission receivable from clearing agents greater than 30 days old		(1,999)
Investment in The Nasdaq Stock Market, Inc.		(74,100)
Restricted Cash		(18,463)
Sub-total of non-allowable assets		(94,562)
Haircut on proprietary positions and commitments:		
2% haircut of cash in money market funds		(157)
Sub-total of haircut on proprietary positions and commitments		(157)
Net capital	$	301,789
Aggregate indebtedness:		
Items included on the statement of financial condition:		
Accounts payable to non-customers	$	6,830
Total aggregate indebtedness	$	6,830

Computation of Basic Net Capital Requirement:

Minimum net capital required (.0667 of aggregate indebtedness)	$	455
Minimum dollar requirement		50,000
Net capital requirement (greater of minimum net capital or dollar requirement)		50,000
Excess net capital	$	251,789
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	301,106
Percentage of aggregate indebtedness to net capital		2.3%
Ratio: aggregate indebtedness to net capital		.023 to 1

NEW VERNON SECURITIES, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE I
DECEMBER 31, 2001

There are no material differences between the computation of net capital computed on Schedule 1 and as reported by NVS in part II-A of its revised Focus Report as of December 31, 2001.

NEW VERNON SECURITIES, L.L.C.
SUPPLEMENTAL INFORMATION - SCHEDULE II
DECEMBER 31, 2001

Statement of non-allowable assets:

Commission receivable from clearing agents greater than 30 days old	$	1,999
Investment in The Nasdaq Stock Market, Inc.		74,100
Restricted Cash		18,463
Total	$	94,562

Statement of haircut on proprietary positions and commitments:

2% haircut of cash in money market funds	$	157
Total	$	157

O. DAVID FISCHER, CPA
SPENCER V. WISSINGER, CPA
ROBERT E. HARRISON, CPA
LAWRENCE GOTFRIED, CPA
THOMAS R. VREELAND, CPA

DAVID FISCHER & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
65 MADISON AVENUE P.O. BOX 2138 MORRISTOWN, NEW JERSEY 07962-2138
TEL: 973.267.1414 FAX: 973.326.9157 EMAIL: DF-CO@IX.NETCOM.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of New Vernon Securities, L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

David Fischer & Company, P.A.

Morristown, New Jersey
January 25, 2002